EXHIBIT 2

                      [Liberty Media Corporation Letterhead]


                                November 13, 1995



         Mr. Barry Diller
         1940 Coldwater Canyon
         Beverly Hills, California  90120


         Dear Sir:

                   Reference is made to the definitive term sheet, attached to our letter to you, dated August 24, 1995, pursuant to which you ("Diller") and we ("Liberty") have entered into certain agreements with respect to the equity securities of Silver King Communications, Inc. (the "Company"), all as described therein (the "Term Sheet"). This letter amends the Term Sheet.

                   Pursuant to Section I ("Silver Company Arrangements") of the Term Sheet, upon a Change in Law (as defined in the Term Sheet), will convert into voting common equity of the Silver Company having the same pro rata rights, powers and preferences as Diller's equity interest in the Silver Company. Liberty and Diller hereby agree that such conversion of Liberty's equity interest shall not be automatic and that, prior to any such conversion, the parties will promptly make all necessary filings and obtain all required consents under federal and state law, including pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

                   Except as expressly amended by the foregoing, the Term Sheet shall remain in full force and effect.

                                  Very truly yours,

                                  LIBERTY MEDIA CORPORATION


                                  By:/s/ David Koff
                                     Name:  David Koff
                                     Title:  Vice President


         Acknowledged and agreed to
         as of the date first written
         above:


         /s/ Barry Diller
         Barry Diller